EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@coralgold.com F 604.682.3600 Vancouver, BC V6C 3P1 www.coralgold.com

March 14, 2014	Trading Symbols: TSX Venture – CLH US OTC.BB – CLHRF Berlin and Frankfurt – GV8

CORPORATE COMMUNICATIONSAGREEMENT, STOCK OPTIONS, SHARES FOR DEBT

Coral Gold Resources Ltd. (CLH:TSX.V, CLHRF:USOTCBB; "Coral" or the "Company") announces that it has entered into an agreement with Nancy Massicotteto provide Corporate Communications services. Ms. Massicotte will be responsible for communicating with the investment community, including liaising with the Company’s shareholders and prospective shareholders.

In consideration for the services rendered, the Company has granted Ms. Massicotte stock options for the purchase of 50,000 shares at a price of $0.24 per share exercisable on or before March 14, 2015. The options are subject to a stock option plan.

The Company deals with Ms. Massicotte on an arm’s length basis.

Grant of Stock Options

Coral also announces that it has granted incentive stock options for the purchase of up to 1,420,000 shares at a price of $0.24 per share exercisable on or before March 14, 2019 to directors, officers, consultants, and employees of the Company.

Shares for Debt

Coral also wishes to announce that it has negotiated a share for debt settlement with several of its creditors.  The Company will issue approximately 879,879 shares in settlement of $215,491 of debt.

The transaction is subject to TSX Venture Exchange approval

“The Company is now nearly debt free and excited for Barrick to commence drilling on the Gold Ridge Property”.

-	David Wolfin, President, CEO & Director, Coral Cold Resources Ltd.

ON BEHALF OF THE BOARD

“David Wolfin”
___________________________________
David Wolfin
President & Chief Executive Officer

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.